

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2013

Via E-mail
Mr. LI Feilie
Chairman and Chief Executive Officer
Feishang Anthracite Resources Limited
54th Floor, International Chamber of Commerce Tower
168 Fuhua 3rd Road
Futian CBD, Shenzhen
Guangdong, China 518048

Re: **Feishang Anthracite Resources Limited**
        Amendment No. 1 to Draft Registration Statement on Form 20-F
        Submitted November 19, 2013
        CIK No. 0001584205

Dear Mr. Feilie:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated September 11, 2013. Please note that we may have comments once we are able to access your website.

2. In order to expedite our review of any amendments filed, it is recommended that the company provide the staff with marked copies of Exhibit 15.1 going forward.

3. We note your response to comment 31 from our letter dated September 12, 2013 and we do not concur with your assessment. Paragraph (b)(5) of Industry Guide7 applies to the requirements associated with foreign or state law, whereas you have referenced exchange listing rules as the basis for the inclusion of this disclosure. Please revise to remove the technical report from your filing. If you continue to believe that you meet the requirements in paragraph (b)(5) of Industry Guide 7, please provide the staff with additional materials to substantiate your claim.

4. Additionally, we note you now include estimates of mineralized materials other than proven or probable mineral reserves in your disclosure. Please revise to remove these estimates.

Exhibit 15.1

Information Statement

Summary, page IS-6

5. We note your response to comment 6 in our letter dated September 11, 2013. Please further revise your disclosures to include a subject heading informing readers that this is a non-GAAP measure reconciliation for total cash operating costs. In doing also revise to disclose that cost of sales is the amount presented in the financial statements.

Summary Historical Financial Information, page II-SS

6. We note your response to comment 7 in our letter dated September 11, 2013. Please expand your introductory disclosure to briefly summarize the reasons you have omitted the financial information for years 4 and 5.

Consolidated Statements of Financial Position, page F-5

7. We note your response to comment 9 in our letter dated September 11, 2013. In your next amendment please remove these net subtotal amounts form the face of the financial statements. Paragraph 4 of Appendix 16 of the Hong Kong Listing Rules permits the information to be disclosed in the notes to the financial statements.

1.2 Significant Events, page F-11

8. We note your response to comment 10 in our letter dated September 11, 2013. Please tell us why the cash payments to acquire or obtain control of these subsidiaries were not presented as cash outflows from investing activities. See paragraph 39 of IAS 7. In doing so please include the basis in accounting for classifying the cash outflows within financing activities.

28. Share-Based Compensation, F-48

9. We note your response to comment 13 in our letter dated September 11, 2013 and acknowledge the revised disclosures under the heading. Based on your disclosure it appears that Mr. Li Feilie provided his services in exchange for a one million stock options. If true it is still unclear to us why the share based compensation expense is described as a deemed contribution rather than stock compensation expense. In your response please explain why this fact pattern is different from a typical service for share based performance arrangement and your basis for using the description deemed contribution.

34. Transfers of Financial Assets, page F-55

10. We note you response to comment 16 in our letter dated September 11, 2013. Please provide us a more fulsome response and specifically explain how you were able to transfer substantially all of the risks and rewards to derecognize the receivables and payables associated with the derecognized bills. Include your considerations of the criteria in paragraphs 18 through 20 of IAS 39.

Regulation, page 72

11. We reissue the second and third sentences of our prior comment 18. Additionally, please make clear what is meant by "restricted" and whether you deem your business to not be included in that category.

Directors and Senior Management, page 201

12. We note your revised disclosure in response to comment 26 of our letter dated September 11, 2013. In particular, we note the use of the word "retire." Please clarify whether your directors simply serve three years as a director and then are no longer with the company. If this is not the case, please clarify director terms and whether your directors are subject to an election.

13. We note your response to comment 27 of our letter dated September 11, 2013. Please revise your disclosure to accurately depict your current situation. In this regard, we note that you have not yet entered into service contracts with your executive directors and independent non-executive directors but your disclosure on page 201 says otherwise.

General

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Corey Jennings, at (202) 551-3258, if you have questions regarding international comments. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

                              Sincerely,

                              /s/ David Link for

                              John Reynolds
                              Assistant Director